U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

March 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abe Friedman and Lyn Shenk

Re: UniFirst Corporation

Form 8-K Furnished October 19, 2022

File No. 001-08504

This letter sets forth the response of UniFirst Corporation (the “Company”) to comments from the Staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Form 8-K Furnished October 19, 2022 (the “Form 8-K”) as set forth in the Staff’s letter, dated March 16, 2023.

For your convenience, the Staff’s comment is repeated below in bold and italicized type, followed by the Company’s response.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Form 8-K.

Exhibit 99, page 1

1.
We have reviewed your response to comment 2. In considering the nature of these expenses, we note from page 28 of your Form 10-K, the development of your CRM system is intended to “improve functionality, capability and information flow as well as increase automation in servicing [y]our customers.” Additionally, within your risk disclosures on page 10 of your From 10-K, you state that an inability to implement and operate the CRM and ERP systems “could materially disrupt [y]our operations, adversely impact the servicing of [y]our customers and have a material adverse effect on [y]our financial results.” In regards to your investments in the UniFirst brand, we note your press release from March 2022 listed on your website, titled “UniFirst Launches First National Brand Campaign in 86-Year History.” The press release discusses the campaign launch in March 2022 highlighting various commercial spots in select U.S. and Canadian markets and marketing of your “Always Deliver” campaign. While these projects may be “extraordinary and transformational project[s] for the Company without precedent in the Company’s recent history,” based on the nature of these “key initiatives,” these expenses would appear to be fundamental to the growth and continuing operations of the Company,

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

and as such it would appear these expenses would be reflective of normal operating expenses necessary to operate and grow your business. Refer to Question 100.01 of the staff’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise, or advise accordingly.

The Company respectfully acknowledges the Staff’s comment. For the reasons described in the Company’s letter to the Staff dated March 10, 2023, the Company believes that the adjustments related to its “Key Initiatives” set forth in the Company’s non-GAAP presentation in the Form 8-K provide useful supplemental information to investors to evaluate the Company’s underlying business and financial results. However, the Company will revise its presentation in accordance with the Staff’s comment.

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If you have any questions or would like further information concerning the Company’s response included in this letter, please do not hesitate to contact me at 978-658-8888.

Very truly yours,

/s/ Shane O'Connor
Shane O' Connor